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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


           KINROSS EXTENDS ACQUISITION AGREEMENT WITH CROWN RESOURCES
                              TO FIRST QUARTER 2006

TORONTO, ONTARIO, JUNE 1, 2005...KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross") announced that it has signed an amendment (the "Amendment") with CROWN RESOURCES CORPORATION (OTCBB-CRCE) ("Crown") to extend the termination date of the definitive acquisition agreement (the "Agreement") and adjust the price that Kinross will pay to acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA.

With this Amendment, the termination date of the Agreement has been extended to March 31, 2006, subject to Kinross filing its financial statements no later than December 31, 2005. The transaction is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and other customary closing conditions. Both parties are working to close the transaction as rapidly as possible.

Under the terms of the Amendment, shareholders of Crown will receive 0.34 shares of Kinross for each share of Crown, an increase of 0.0489 over the original exchange ratio of 0.2911. A valuation collar has also been agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders is US$110 million and the minimum value is US$77.5 million, excluding shares held by Kinross.

Kinross has also agreed to purchase a US$10.0 million convertible debenture (the "Debenture") from Crown. The Debenture is convertible into 5.8 million shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this Debenture by providing 30 days prior notice to Kinross.

Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 16.6 million common shares of Kinross will be issued upon the completion of the transaction.

Tye Burt, President and C.E.O. of Kinross said "We are driving hard to complete the appropriate filings to make this transaction happen. We remain 100% committed to the deal, and look forward to starting work on the property as soon as possible."

The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility. As at December 31, 2003, Crown had reported total proven and probable reserves of approximately 2.8 million tonnes grading 11 grams per tonne gold and other mineralization of 0.4 million tonnes grading 16 grams per tonne gold as reported in the technical report prepared by SRK Consulting dated December 2003. The technical report containing information about reserves and resources is compliant with Canadian National Instrument 43-101, was filed on SEDAR on December 5, 2003 and can be found under Kinross' profile at www.sedar.com. With the assistance of an independent consulting engineering firm,

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Kinross is currently updating the Buckhorn Mountain reserve and mineralized material estimates.

ABOUT KINROSS GOLD CORPORATION

Kinross Gold Corporation (www.kinross.com) is a senior gold producer with eleven gold producing properties in six countries, primarily in North and South America. Kinross' head office is located in Toronto and its common shares trade under the symbol K on the Toronto Stock Exchange, and under the symbol KGC on the New York Stock Exchange.


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This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion of the acquisition of Crown by Kinross, the completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE ACQUISITION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement on behalf of Crown and a prospectus on behalf of Kinross, and other relevant documents in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. The proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website at WWW.SEC.GOV, when filed. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC.

For further information from Kinross, e-mail info@kinross.com or contact:


CHRISTOPHER HILL                 TRACEY THOM
Vice President                   Director Investor Relations
Investor Relations               And Communications
Tel. (416) 365-7254              Tel: (416) 365-1362